PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 20, 1993,
          OF SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.  (THE
          "COMPANY"), RELATING TO THE COMPANY'S DIVIDEND
          REINVESTMENT AND COMMON STOCK PURCHASE PLAN (THE "PLAN")

Changes in the Plan

     On December 8, 1994, the Company's Board of Directors authorized certain modifications to the Plan, as summarized in a Prospectus Supplement dated January 6, 1995. On October 27, 1995, the Company's Board of Directors authorized certain additional modifications to the Plan as summarized below. Such changes have immediate effect. The following provisions of this Prospectus Supplement supersede the January 6, 1995 Prospectus Supplement in its entirety.

Optional Cash Payments

     Investment in the Plan through optional cash payments is subject to a minimum payment of $25. Optional cash payments cannot exceed $5,000 for any month. An optional cash payment may be returned to the participant any time before such payment is invested (which is expected to occur on or before the fifth (5th) day of the applicable month), upon written request from the participant received by the Company before such investment has been made.

Source of Shares Purchased Under The Plan

     Shares to be issued through the Plan may be purchased by the Company through market transactions or may be newly issued shares. It is expected that newly issued shares will be utilized only when it is not feasible or not advisable, in the Company's determination, to effect market purchases for purposes of the Plan.

Price of Shares Purchased Under the Plan

     The price that participants will pay for shares purchased under the Plan will be the average of the five closing asked prices for such shares on the over-the-counter market for the five trading days prior to the fifth (5th) day of the month in which the shares are to be issued under the Plan. Any fraction of a cent will be rounded.

Elimination of Charge for Brokerage Commissions

     Commencing in November, 1995, there will be no brokerage fees, commissions or administrative expenses charged to participants in the Plan.

Administration

     The Company will continue to administer the Plan except that the Company may select a securities broker dealer who is a market maker in the Company's common stock to effect the purchase of shares in the market.

Further Information

     Participants desiring further information about the Plan or the changes, or wishing to receive an additional copy of the Prospectus, may contact Shareholder Services, Southeastern Michigan Gas Enterprises, Inc., 405 Water Street, P.O. Box 5026, Port Huron, Michigan 48061-5026, telephone (810) 987-2200 or (800) 255-7647.

October 27, 1995